EXHIBIT 4.28

FIRST AMENDMENT OF LEASE THIS FIRST AMENDMENT OF LEASE (this" Amendment") made as of the U>day of February 2024 , by and between WALP 57 - 61 , LLC with a principal place of business c/o David Adam Realty, Inc . , 57 Wilton Road, Westport, Connecticut 06880 ("Landlord"), and Portage Development Services, LLC, with a place of business at 61 Wilton Road, Westport, Connecticut, 06880 ("Tenant") . WHEREAS, Landlord and Tenant desire to ratify and confirm the Lease dated March 31, 2023 by and between Landlord and Tenant, collectively (the "Lease"), and to relocate the Premises to a new Premises on the 2 nd floor of the 59 Wilton Road Building and otherwise modify the Lease as hereinafter set forth; and NOW, THEREFORE, in consideration of the mutual covenants contained herein, and for other good and valuable consideration, the mutual receipt and legal sufficiency of which are hereby acknowledged, the parties hereto, for themselves, their legal representatives, successors and assigns, hereby agree as follows: All capitalized terms used here in shall have the meanings ascribed to them in the Original Lease, unless otherwise defined herein. 1) Premises. The new premises, located on the 2 nd floor of the 59 Wilton Road building, measures 860 rentable square feet, and as depicted in the shaded area in Exhibit A of this Amendment ("New Premises"). The New Premises shall be referred to as the "Premises" under the Lease as of the Relocation Date, as defined below. 2) Term. The Term of the lease shall be the same as the current term and expire on 5/31/25 unless otherwise extended per the terms of the renewal term. Relocation dated is projected to be 3/1/24 ("Relocation Date"). 3) Renewal Term. Provided that the Lease is in full force and effect and Tenant is not in default, Tenant is granted one (1) option to extend the Term of this Lease for a period of three (3) years ("Renewal Term"), with the Annual Base Rent in accordance with the Base Rent Schedule in Section 4 below. To exercise the Renewal Term option, Tenant must give Landlord advance written notice thereof at least six (6) months prior to the Termination Date , with time being of the essence. 4) Rent. Effective on the Relocation Date, the Base Rent Schedule is superseded and replaced with the following:

Term	Per Annum	Per Month	$/SF/Yr
Lease Year 2	$43,000	$$3,583.33	$50.00
Option Term			
Lease Year 3	$43,860	$3,655.00	$51.00
Lease Year 4	$44,720	$3,726.66	$52.00
Lease Year 5	$45,580	$3,793.33	$53.00

5) **Return of Original Premises.**

(a) Tenant must continue to pay Rent on the Original Premises until the later of:

(i) the date Tenant vacates and returns the existing Premises to Landlord in accordance with the terms of the Lease and
(ii) the Relocation Date.

(b) After delivery of possession of the Original Premises to Landlord, Tenant (i) shall not have any further interest in or rights to the Original Premises and, (ii) shall be released from any and all obligations, covenants or liabilities arising out of or in connection with the Lease with respect to the Original Premises or any other agreements by and between Landlord and Tenant with respect to the Original Premises, except any obligation or liability which shall have accrued before such delivery.

6) **Base Year.** Tenant's Base Year for calculation of Additional Rent is adjusted to 2024.

7) **Pro Rata Share.** Tenant's pro-rata share for increases in CAM and Real Estate Taxes over the new Base Year is adjusted to 24.2%, for expenses of the 59 Wilton Road Building (860 SF / 3,550 SF).

8) **Utilities.** Tenant's pro-rata share of electric and gas utility costs and security alarm costs for the second floor of the 59 Wilton Road building is 46.5% (860 SF / 1,850 SF). Tenant will reimburse Landlord or the adjacent second floor tenant monthly for utility costs, as applicable.

9) **Security Deposit.** No change to the Security Deposit of $13,152, currently held by Landlord.

10) **Landlord Work.** Prior to Tenant taking possession of the New Premises, Landlord shall complete at Landlord's expense the following improvements to the New Premises:

i) Complete demising of the 2nd floor into two suites, as depicted in Exhibit A.
ii) Install new window shades on the large glass window facing Wilton Road. The Cost of shades and installation shall be shared 50/50 between Landlord and Tenant.

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iii) All furniture, fixtures, and equipment ("FF&E) currently in the New Premises shall remain, excluding any personal property of the previous Tenant. All FF&E provided to Tenant shall remain property of Landlord and Tenant agrees to return the FF&E to Landlord at the termination of this Lease in fair condition, ordinary wear and tear excepted. iv) Al] furniture in the current premises shall remain. 11) Parking. One (1) parking space on a non - exclusive, at will basis in common with other tenants at the Property and one (1) reserved parking space with an electric vehicle charging station in its current location at the 61 Wilton Road building. 12) Signage. Tenant has the non - exclusive right to install a small exterior sign adjacent to the 59 Wilton Road second floor entry door, not to exceed 18"xl8" in size, as well as place Tenant's name on the entry door glass, subject to Landlord approval of signage design prior to installation. 13) Except as modified by this Amendment, the terms of the Lease, and all covenants, agreements, terms, and conditions thereof shall remain in full force and effect and are hereby in all respects ratified and confirmed. 14) The Lease, as amended by this Amendment, constitutes the entire understanding between the parties hereto with respect to the Premises and may not be changed orally but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, or discharge is sought. Page 3

-- · - - IN WITNESS WHEREOF, the parties hereto have hereunto set their hands and seals the day and year first above written. Signed, Sealed, and Delivered LANDLORD: avid clman President, MHW Inc. General Partner TENANT: Portage Development Services, Inc . 0wccLL - -- "' B y: - Ian Walters Chief Executive Officer Page4

EXHIBIT A 0 0 C ct z 0 i Page 5